

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2011

Michael P. Going
Senior Vice President,
General Counsel and Secretary
CNH Global N.V.
6900 Veterans Boulevard
Burr Ridge, IL 60527

> **Re:** **CNH Capital Receivables LLC**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed January 14, 2011**
> **File No. 333-170703**

Dear Mr. Going:

We have received your response to our comment letter dated December 2, 2010 and have the following additional comments.

Prospectus

Risk Factors, page 2

You will bear the reinvestment risk and other interest rate risk, page 2

1. We note your response to prior comment 5 and reissue in part. Please revise to provide bracketed form disclosure indicating that you will describe the nature of the modification(s) and provide data regarding the number of modified loans in the Summary of Terms section and The Receivables Pool section of the prospectus supplement.

Origination of Receivables, page 7

Loan/Lease-to-Value Ratio, page 9

2. We note your response to prior comment 7. Please confirm that the asset pool will not include any loans that are exceptions to the underwriting criteria. If the asset pool will include loans that are exceptions to the underwriting criteria, revise to provide bracketed form disclosure indicating that you will describe the nature of the exception(s) and provide data regarding the number of exception loans in the Summary of Terms section and The Receivables Pool section of the prospectus supplement.

Signatures

3. Please file as an exhibit to your registration statement a certified copy of the resolution of the board of directors authorizing the use of power of attorney to sign the registration statement on behalf of the registrant. Refer to Item 601(b)(24) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Julie Rizzo at (202) 551-3574 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Trent M. Murch
        Greenberg Traurig, LLP
        Fax: (312) 899-0394